07021504

16 February 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

**BY MAIL**

SUPPL

Dear Sirs

United Overseas Land Ltd

**RULE 12g3-2(b) No. : 82-2180**
**- ANNOUNCEMENT**

We have pleasure in enclosing for your information, a copy each of the Announcement in respect of the unaudited results and valuation of properties of the Group for the year ended 31 December 2006.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

I/We acknowledge receipt of the above mentioned enclosure(s)

SIGNATURE: ____________

NAME: ____________

DATE: ____________

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

enc.

cc. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\fullyear RESULTS.doc
UOL/3.2.3/(gw/nur)

16 February 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

**BY MAIL**

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2007
WASH. D.C. 202

Dear Sirs

**RULE 12g3-2(b) No. : 82-2180**
**- ANNOUNCEMENT**

We have pleasure in enclosing for your information, a copy each of the Announcement in respect of the unaudited results and valuation of properties of the Group for the year ended 31 December 2006.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

enc.

cc. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\fullyear RESULTS.doc
UOL/3.2.3/(gw/nur)

华业集团有限公司
**UOL Group Limited**
*Company Registration No 196300438C*
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

**UNAUDITED FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT**

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

| | | Group | | |
|---|---|---|---|---|
| | | For the year ended 31 December | | |
| | | 2006 | 2005 | + / (-) |
| | Notes | $'000 | $'000 | % |
| Revenue | A | 605,121 | 505,482 | 20 |
| Cost of sales | | (326,682) | (258,609) | 26 |
| Gross profit | | 278,439 | 246,873 | 13 |
| Other gains | | | | |
| - Miscellaneous | B | 5,115 | 25,884 | (80) |
| - Finance income | C | 6,634 | 13,674 | (51) |
| - Exceptional items | D | 248,165 | 494 | n.m. |
| Expenses | | | | |
| - Marketing and distribution | | (24,184) | (19,339) | 25 |
| - Administrative | | (35,913) | (32,445) | 11 |
| - Finance | E | (25,842) | (26,694) | (3) |
| - Other operating | | (59,753) | (57,411) | 4 |
| Share of results of associated companies | | 14,138 | (1,201) | n.m. |
| Profit before income tax | F | 406,799 | 149,835 | 171 |
| Income tax expense | G | (33,773) | (29,986) | 13 |
| Profit from continuing operations and total profit | | 373,026 | 119,849 | 211 |
| Attributable to: | | | | |
| Equity holders of the Company | | 339,444 | 100,070 | 239 |
| Minority interests | | 33,582 | 19,779 | 70 |
| | | 373,026 | 119,849 | 211 |

1(a)(ii) Notes to the Income Statement

| | Group | | |
|---|---|---|---|
| | For the year ended 31 December | | |
| | 2006 | 2005 | + / (-) |
| | $'000 | $'000 | % |
| A Revenue | | | |
| Revenue from property development | 169,297 | 104,411 | 62 |
| Revenue from property investments | 92,000 | 95,138 | (3) |
| Gross revenue from hotel operations | 300,062 | 259,576 | 16 |
| Revenue from trading, retail operations and management services | 10,823 | 11,431 | (5) |
| Dividend income | 32,939 | 34,926 | (6) |
| | 605,121 | 505,482 | 20 |
| B Other miscellaneous gains | | | |
| Deferred income recognised | - | 3,329 | (100) |
| Gain on option relating to Exchangeable Notes | - | 15,908 | (100) |
| Other income | 5,115 | 6,647 | (23) |
| | 5,115 | 25,884 | (80) |
| C Finance income | | | |
| Interest income | 6,361 | 10,082 | (37) |
| Foreign exchange gain (net) | 273 | 3,592 | (92) |
| | 6,634 | 13,674 | (51) |
| D Exceptional items | | | |
| Fair value reserve transferred to income statement upon return of capital from investee company | - | 60 | (100) |
| Fair value reserve transferred to income statements upon sale of unlisted securities | 1,006 | - | n.m. |
| Gain on liquidation of subsidiaries | - | 392 | (100) |
| Loss on liquidation of subsidiaries | - | (13) | (100) |
| Loss on liquidation of an associated company | (40) | - | n.m. |
| Gain on disposal of a subsidiary | 86,717 | - | n.m. |
| Gain on disposal of an associated company | 146,094 | - | n.m. |
| Gain on sale of available-for-sale financial assets - unlisted equity shares | - | 55 | (100) |
| Negative goodwill on acquisition of an associated company | 14,388 | - | n.m. |
| | 248,165 | 494 | n.m. |
| E Finance expense | | | |
| Interest expense | 25,842 | 13,827 | 87 |
| Amortisation of bond discount | - | 12,867 | (100) |
| | 25,842 | 26,694 | (3) |
| F Profit before income tax | | | |
| Profit before income tax is stated after charging : | | | |
| Depreciation and amortisation | 36,791 | 35,380 | 4 |

| | Group | | |
|---|---|---|---|
| | For the year ended 31 December | | |
| | 2006 | 2005 | +/(-) |
| | $'000 | $'000 | % |
| G Income tax expense | | | |
| Tax expense attributable to profit is made up of: | | | |
| Current income tax | | | |
| - Singapore | 20,870 | 22,226 | (6) |
| - Foreign | 3,191 | 2,657 | 20 |
| Deferred income tax | 8,774 | 6,373 | 38 |
| | 32,835 | 31,256 | 5 |
| Deferred tax assets previously not recognised | - | (1,774) | (100) |
| | 32,835 | 29,482 | 11 |
| Under/ (over) provision in preceding financial years | | | |
| - Singapore current income tax | 1,431 | 348 | 311 |
| - Deferred income tax | (493) | 156 | (416) |
| | 33,773 | 29,986 | 13 |

n.m. : Not meaningful

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

| | Notes | The Group | | The Company | |
|---|---|---|---|---|---|
| | | 31.12.06 | 31.12.05 | 31.12.06 | 31.12.05 |
| | | $'000 | $'000 | $'000 | $'000 |
| **Current assets** | | | | | |
| Cash and cash equivalents | | 130,297 | 104,503 | 12 | 1,502 |
| Trade and other receivables | | 31,645 | 29,348 | 6,292 | 2,184 |
| Properties for sale under development | (i) | 577,643 | 248,531 | - | - |
| Inventories | | 4,962 | 5,132 | - | - |
| Available-for-sale financial assets | | 566,922 | 400,968 | 566,922 | 400,968 |
| Other current assets | | 7,294 | 18,972 | 1,756 | 298 |
| Current income tax assets | | 156 | 1,448 | - | - |
| Investment property held for sale | (ii) | 137,848 | - | - | - |
| | | 1,456,767 | 808,902 | 574,982 | 404,952 |
| **Non-current assets** | | | | | |
| Trade and other receivables | | 87,574 | 83,084 | 305,115 | 323,787 |
| Available-for-sale financial assets | | 544,129 | 410,639 | 26,949 | 83,623 |
| Associated companies | (iii) | 221,818 | 32,307 | 112,086 | 1,000 |
| Subsidiaries | | - | - | 1,049,114 | 844,205 |
| Investment properties | | 1,658,085 | 1,545,193 | 278,691 | 224,236 |
| Property, plant and equipment | | 658,516 | 616,390 | 903 | 1,227 |
| Intangibles | | 14,663 | 14,516 | - | - |
| Deferred income tax assets | | 10,360 | 9,154 | - | - |
| | | 3,195,145 | 2,711,283 | 1,772,858 | 1,478,078 |
| **Total assets** | | 4,651,912 | 3,520,185 | 2,347,840 | 1,883,030 |
| **LIABILITIES** | | | | | |
| **Current liabilities** | | | | | |
| Trade and other payables | | 101,719 | 87,303 | 10,326 | 6,619 |
| Current income tax liabilities | | 101,803 | 100,778 | 79,114 | 79,530 |
| Bank overdrafts | | 794 | 799 | 619 | - |
| Bank loans | | 116,848 | 68,439 | 98,515 | 4,000 |
| Liabilities directly associated with investment property held for sale | | 2,212 | - | - | - |
| | | 323,376 | 257,319 | 188,574 | 90,149 |
| **Non-current liabilities** | | | | | |
| Bank loans | | 664,700 | 518,504 | - | - |
| Loans from subsidiaries | | - | - | 188,493 | 200,130 |
| Loans from minority shareholders of subsidiaries | | 39,893 | 14,560 | - | - |
| Rental deposits | | 13,562 | 12,628 | 1,411 | 1,309 |
| Provision for retirement benefits | | 1,875 | 1,659 | - | - |
| Deferred income tax liabilities | | 158,955 | 119,079 | 94,555 | 65,630 |
| | | 878,985 | 666,430 | 284,459 | 267,069 |
| **Total liabilities** | | 1,202,361 | 923,749 | 473,033 | 357,218 |
| **NET ASSETS** | | 3,449,551 | 2,596,436 | 1,874,807 | 1,525,812 |
| **Capital & reserves attributable to the Company's equity holders** | | | | | |
| Share capital and share premium | | 1,071,987 | 1,068,264 | 1,071,987 | 1,068,264 |
| Reserves | | 1,170,697 | 662,567 | 489,121 | 359,900 |
| Retained earnings | | 913,320 | 633,368 | 313,699 | 97,648 |
| | | 3,156,004 | 2,364,199 | 1,874,807 | 1,525,812 |
| **Minority interests** | | 293,547 | 232,237 | - | - |
| **Total equity** | | 3,449,551 | 2,596,436 | 1,874,807 | 1,525,812 |

Notes to the Balance Sheet

i. Properties for sale under development

The increase in amount under "Properties for sale under development" is due to expenditure incurred for the development of the Twin Regency, Newton Suites and Regency Suites projects as well as outlay for the purchase of the freehold properties at Akyab Road, Minbu Road, Chay Yan Street and a 999-year leasehold property at Duchess Walk, Singapore.

ii. Investment property held for sale

The Group entered into a sale and purchase agreement to sell Central Plaza on 9 October 2006 for a total consideration of $175 million. Accordingly, the carrying amount of this property has been transferred to "Investment property held for sale". The sale was completed on 9 January 2007 and the gain of approximately $79 million will be reflected in the results for the financial year ending 31 December 2007.

iii. Associated companies

The increase in amount under "Associated companies" is due mainly to the purchase of additional shares in Marina Centre Holdings Pte Ltd ("MCH") which resulted in MCH becoming an associated company.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

| | As At 31.12.06 | | As At 31.12.05 | |
|---|---|---|---|---|
| | Secured | Unsecured | Secured | Unsecured |
| | $'000 | $'000 | $'000 | $'000 |
| Amount repayable in one year or less, or on demand | 9,365 | 108,277 | 55,198 | 14,040 |
| Amount repayable after one year | 608,053 | 96,540 | 447,823 | 86,223 |

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties for sale and/or assignment of all rights and benefits with respect to the properties and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the year ended 31 December

| | Notes | Group 2006 $'000 | Group 2005 $'000 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Total profit | | 373,026 | 119,849 |
| Adjustments for: | | | |
| Non-cash items | | 22,232 | 24,302 |
| Income tax expense | | 33,773 | 29,986 |
| Property, plant and equipment written off and net loss on disposals | | 3,967 | 7,254 |
| Profit on properties for sale under development | | (38,172) | (23,553) |
| Interest expense | | 25,842 | 13,827 |
| Investment and interest income | | (39,300) | (45,008) |
| Profit on sale of available-for-sale financial assets | | - | (55) |
| Negative goodwill on acquisition of an associated company | | (14,388) | - |
| Fair value reserve transferred to income statement upon sale of unlisted securities | | (1,006) | - |
| Profit on disposal of a subsidiary | | (86,717) | - |
| Net profit on disposal of interest in an associated company | | (146,094) | - |
| Operating cash flow before working capital changes | | 133,163 | 126,602 |
| Change in operating assets and liabilities, net of effects from purchase and disposals of subsidiaries | | | |
| Receivables | | 9,084 | (1,391) |
| Inventories | | 92 | (551) |
| Rental deposits | | 2,996 | 210 |
| Payables | | 7,630 | 3,317 |
| | | 19,802 | 1,585 |
| Expenditure on properties for sale under development | (i) | (326,316) | (124,407) |
| Progress billings | | 47,374 | 49,386 |
| Cash generated from operations | | (125,977) | 53,166 |
| Income tax paid | | (17,662) | (11,821) |
| Retirement benefits paid | | (57) | (102) |
| Fixed deposits pledged as security | | - | 1,226 |
| **Net cash (used in)/from operating activities** | | (143,696) | 42,469 |
| **Cash flows from investing activities** | | | |
| Net proceeds from disposal of property, plant and equipment and investment properties | | 681 | 351 |
| Purchase of property, plant and equipment and investment properties | (ii) | (70,713) | (53,187) |
| Payment for interests in associated companies | (iii) | (128,373) | (621) |
| Proceeds from sale/ liquidation of associated companies | (iv) | 220,005 | - |
| Loans to associated companies | | (18,380) | (77,683) |
| Proceeds from return of capital from available-for-sale financial assets | | 1,056 | 281 |
| Net proceeds from disposal of available-for-sale financial assets | | 5,933 | 716 |
| Payment to minority shareholders for purchase of shares in subsidiaries | (v) | (1,789) | (22,002) |
| Purchase of available-for-sale financial assets | | (47,037) | (15,453) |
| Acquisition of a subsidiary, net of cash acquired | (vi) | (133,412) | - |
| Proceeds from disposal of subsidiary, net of cash disposed | (vi) | 176,962 | - |
| Repayment of loan from associated company | | 5,922 | 320 |
| Retention monies withheld/(released) | | 1,843 | (2,785) |
| Interest received | | 7,220 | 10,413 |
| Dividend received | | 28,895 | 29,278 |
| **Net cash from/(used in) investing activities** | | 48,813 | (130,372) |
| **Cash flows from financing activities** | | | |
| Proceeds from issue of shares | | 3,723 | 353 |
| Net proceeds from issue of shares to minority shareholders of subsidiaries | | 700 | 2,932 |
| Net payment on Zero Coupon Exchangeable Notes due Sep 2005 | | - | (497,716) |
| Loans from minority shareholders of subsidiaries | | 25,347 | 9,868 |
| Expenditure relating to bank borrowings | | (345) | (633) |
| Net borrowings | (vii) | 187,183 | 15,616 |
| Interest paid | | (32,149) | (15,140) |
| Dividends paid | | (63,545) | (50,328) |
| **Net cash from/(used in) financing activities** | | 120,914 | (535,048) |
| **Net increase/(decrease) in cash and cash equivalents** | | 26,031 | (622,951) |
| Cash and cash equivalents at the beginning of the financial year | | 100,635 | 723,586 |
| **Cash and cash equivalents at the end of the financial year** | (viii) | 126,666 | 100,635 |

Notes to the Consolidated Cash Flow Statement

i. Expenditure on properties for sale under development

The expenditure relates mainly to payments for the development of the Twin Regency, Newton Suites and Regency Suites projects and for the purchase of the freehold properties at Akyab Road, Minbu Road, Chay Yan Street and a 999-year leasehold property at Duchess Walk, Singapore. All the units in Twin Regency, Newton Suites, Regency Suites as well as The Regency at Tiong Bahru (at Chay Yan Street) and Southbank have been sold.

ii. Purchase of property, plant and equipment and investment properties

The expenditure relates mainly to costs incurred for the conversion of the UOL Building at Somerset Road to a new 16-storey office-cum-service apartment, extension of Novena Square Shopping Mall and progress payments for the One Residency apartments in Kuala Lumpur, Malaysia.

iii. Payment for interests in associated companies

This relates mainly to payment for interest in Marina Centre Holdings Pte Ltd and Clifford Development Pte. Ltd.

iv. Proceeds from sale/ liquidation of associated companies

This relates to the proceeds from the sale of the Group's interests in Clifford Development Pte Ltd and liquidation of Tampines Condominium Pte Ltd.

v. Payment to minority shareholders for purchase of shares in subsidiaries

This mainly relates to purchase of additional shares from minority shareholders of Hotel Negara Limited pursuant to a mandatory unconditional cash offer and exercise of the Company's right of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50. As a result, Hotel Negara Limited became a wholly owned subsidiary of UOL Group Limited.

vi Acquisition of a subsidiary, net of cash acquired / Proceeds from disposal of subsidiary, net of cash disposed

During the year, the Company acquired 100% of the issued and paid up capital of Hotel Negara Limited. In December 2006, subsidiary Hotel Plaza Limited completed the sale of its 100% interest in Hotel Grand Plaza (Singapore) Pte Ltd.

The aggregate effects of acquisition and disposal of these subsidiaries are as follows:

| | Acquisition | Disposal |
|---|---|---|
| | $'000 | $'000 |
| Cash and cash equivalents | 1,238 | (2,138) |
| Trade and other receivables | 1,443 | (1,389) |
| Inventories | 113 | (191) |
| Investment property | - | (3,394) |
| Property, plant and equipment | 140,900 | (90,567) |
| Available-for-sale financial assets | 7,452 | - |
| Other current assets | - | (118) |
| Total assets | 151,146 | (97,797) |
| Trade and other payables | (1,614) | 2,895 |
| Shareholder's loans | - | 38,751 |
| Borrowings | (12,800) | - |
| Current income tax liabilities | (674) | - |
| Deferred income tax liabilities | (1,408) | 2,040 |
| | (16,496) | 43,686 |
| Identifiable net assets acquired/ (disposed) | 134,650 | (54,111) |
| Cash consideration paid | 134,650 | |
| Less: Cash and cash equivalents in subsidiary acquired | (1,238) | |
| Net cash outflow from acquisition of a subsidiary | 133,412 | |
| Identifiable net assets disposed (as above) | | 54,111 |
| Transfer from shareholders' equity - assets revaluation reserve | | (479) |
| | | 53,632 |
| Gain on disposal | | 86,717 |
| Cash proceeds from disposal | | 140,349 |
| Repayment of shareholder's loans | | 38,751 |
| Less: Cash and cash equivalents in subsidiary disposed | | (2,138) |
| Net cash inflow on disposal | | 176,962 |

vii Net borrowings

The Group's bank borrowings has increased by $187.2 million during the year and this is due mainly to additional borrowings taken to fund the acquisition of interests in Hotel Negara Limited and Marina Centre Holdings Pte Ltd and for expenditure incurred on properties for sale under development

viii. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the consolidated cash and cash equivalents comprise the following:

| | The Group | |
|---|---|---|
| | 2006 | 2005 |
| | $'000 | $'000 |
| Fixed deposits with financial institutions | 98,416 | 85,386 |
| Cash at bank and on hand | 31,881 | 19,117 |
| Cash and bank balances per balance sheet | 130,297 | 104,503 |
| Fixed deposits pledged as security | (2,837) | (3,069) |
| Bank overdrafts | (794) | (799) |
| Cash and cash equivalents per consolidated cash flow statement | 126,666 | 100,635 |

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the year ended 31 December 2006

| | Share Capital | Share Premium | Reserves | Retained Earnings | Minority Interests | Total Equity |
|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| The Group | | | | | | |
| Balance at 1 January 2006 | 793,232 | 275,032 | 662,567 | 633,368 | 232,237 | 2,596,436 |
| Effects of Companies (Amendment) Act 2005 | 275,032 | (275,032) | - | - | - | - |
| | 1,068,264 | - | 662,567 | 633,368 | 232,237 | 2,596,436 |
| Fair value gains on available-for-sale financial assets | - | - | 269,766 | - | 786 | 270,552 |
| Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company | - | - | 48,799 | - | - | 48,799 |
| Revaluation surplus on investment properties | - | - | 196,525 | - | 34,043 | 230,568 |
| Currency translation differences | - | - | (7,620) | - | (2,041) | (9,661) |
| Net gains recognised directly in equity | - | - | 507,470 | - | 32,788 | 540,258 |
| Net profit for the financial year | - | - | - | 339,444 | 33,582 | 373,026 |
| Total recognised gains for the financial year | - | - | 507,470 | 339,444 | 66,370 | 913,284 |
| Employee share option scheme | | | | | | |
| - value of employee services | - | - | 660 | - | - | 660 |
| - proceeds from shares issued | 3,723 | - | - | - | - | 3,723 |
| Dividends relating to 2005 | - | - | - | (59,492) | (4,053) | (63,545) |
| Acquisition of minority interest | - | - | - | - | (1,007) | (1,007) |
| Balance at 31 December 2006 | 1,071,987 | - | 1,170,697 | 913,320 | 293,547 | 3,449,551 |

1(d)(i) Group Statement of Changes in Equity for the year ended 31 December 2005

| | Share Capital | Share Premium | Reserves | Retained Earnings | Minority Interests | Total Equity |
|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **The Group** | | | | | | |
| Balance at 1 January 2005 | | | | | | |
| As previously reported | 793,055 | 274,856 | 269,411 | 580,346 | 227,497 | 2,145,165 |
| Effect of changes in accounting policies adjusted retrospectively | | | | | | |
| - FRS 102 | - | - | 352 | (322) | (30) | - |
| | 793,055 | 274,856 | 269,763 | 580,024 | 227,467 | 2,145,165 |
| Effect of changes in accounting policies adjusted prospectively | | | | | | |
| - FRS 39 (Revised 2004) | - | - | 273,457 | - | 1,246 | 274,703 |
| - FRS 103 | - | - | - | 857 | 268 | 1,125 |
| As restated | 793,055 | 274,856 | 543,220 | 580,881 | 228,981 | 2,420,993 |
| Fair value gains on available-for-sale financial assets | - | - | 83,069 | - | 347 | 83,416 |
| Revaluation surplus on investment properties | - | - | 40,210 | - | 4,432 | 44,642 |
| Currency translation differences | - | - | (4,771) | - | 1,016 | (3,755) |
| Net gains recognised directly in equity | - | - | 118,508 | - | 5,795 | 124,303 |
| Net profit for the financial year | - | - | - | 100,070 | 19,779 | 119,849 |
| Total recognised gains for the financial year | - | - | 118,508 | 100,070 | 25,574 | 244,152 |
| Employee share option scheme | | | | | | |
| - value of employee services | - | - | 865 | - | - | 865 |
| - proceeds from shares issued | 177 | 176 | - | - | - | 353 |
| Dividends relating to 2004 | - | - | - | (47,583) | (2,745) | (50,328) |
| Acquisition of minority interest | - | - | - | - | (19,573) | (19,573) |
| Liquidation of a subsidiary | - | - | (26) | - | - | (26) |
| Balance at 31 December 2005 | 793,232 | 275,032 | 662,567 | 633,368 | 232,237 | 2,596,436 |

1(d)(i) Company Statement of Changes in Equity for the year ended 31 December 2006

| | Share Capital | Share Premium | Reserves | Retained Earnings | Total |
|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 |
| **The Company** | | | | | |
| Balance at 1 January 2006 | 793,232 | 275,032 | 359,900 | 97,648 | 1,525,812 |
| Effects of Companies (Amendment) Act 2005 | 275,032 | (275,032) | | | |
| | 1,068,264 | - | 359,900 | 97,648 | 1,525,812 |
| Fair value gains on available-for-sale financial assets | - | - | 81,882 | - | 81,882 |
| Revaluation surplus on investment properties | - | - | 46,679 | - | 46,679 |
| Net gains recognised directly in equity | - | - | 128,561 | - | 128,561 |
| Net profit for the financial year | - | - | - | 275,543 | 275,543 |
| Total recognised gains for the financial year | - | - | 128,561 | 275,543 | 404,104 |
| Employee share option scheme | | | | | |
| - value of employee services | - | - | 660 | - | 660 |
| - proceeds from shares issued | 3,723 | - | - | - | 3,723 |
| Dividends relating to 2005 | - | - | - | (59,492) | (59,492) |
| Balance at 31 December 2006 | 1,071,987 | - | 489,121 | 313,699 | 1,874,807 |

Company Statement of Changes in Equity for the year ended 31 December 2005

| | Share Capital | Share Premium | Reserves | Retained Earnings | Total |
|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 |
| **The Company** | | | | | |
| Balance at 1 January 2005 | | | | | |
| As previously reported | 793,055 | 274,856 | 63,842 | 67,364 | 1,199,117 |
| Effect of changes in accounting policies adjusted retrospectively - FRS 102 | - | - | 352 | (225) | 127 |
| | 793,055 | 274,856 | 64,194 | 67,139 | 1,199,244 |
| Effect of changes in accounting policies adjusted prospectively - FRS 39 (Revised 2004) | - | - | 244,785 | - | 244,785 |
| As restated | 793,055 | 274,856 | 308,979 | 67,139 | 1,444,029 |
| Fair value gains on available-for-sale financial assets | - | - | 32,934 | - | 32,934 |
| Revaluation surplus on investment properties | - | - | 17,122 | - | 17,122 |
| Net gains recognised directly in equity | - | - | 50,056 | - | 50,056 |
| Net profit for the financial year | - | - | - | 78,092 | 78,092 |
| Total recognised gains for the financial year | - | - | 50,056 | 78,092 | 128,148 |
| Employee share option scheme | | | | | |
| - value of employee services | - | - | 865 | - | 865 |
| - proceeds from shares issued | 177 | 176 | - | - | 353 |
| Dividends relating to 2004 | - | - | - | (47,583) | (47,583) |
| Balance at 31 December 2005 | 793,232 | 275,032 | 359,900 | 97,648 | 1,525,812 |

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the financial year, the issued share capital was increased as follows:

| | $ |
|---|---|
| Issued capital as at 1 January 2006 | 793,232,154 |
| Issue of ordinary shares of S$1.00 each arising from the exercise of: | |
| 2002 Options granted under the UOL 2000 Share Option Scheme | 30,000 |
| 2003 Options granted under the UOL 2000 Share Option Scheme | 134,000 |
| 2004 Options granted under the UOL 2000 Share Option Scheme | 617,000 |
| 2005 Options granted under the UOL 2000 Share Option Scheme | 891,000 |
| Issued capital as at 31 December 2006 | 794,904,154 |

The following number of ordinary shares each would be issued upon the exercise of the subscription rights in full by holders of the:

| | 31.12.06 | 31.12.05 |
|---|---|---|
| Options granted under the UOL 2000 Share Option Scheme : | | |
| - 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the offer price of $1.81 per share | 42,000 | 84,000 |
| - 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the offer price of $2.05 per share | 208,000 | 354,000 |
| - 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share | 448,000 | 1,071,000 |
| - 2005 Options during the option period from 09 May 2006 to 08 May 2015 at the exercise price of $2.23 per share | 409,000 | 1,324,000 |
| - 2006 Options during the option period from 18 May 2007 to 17 May 2016 at the exercise price of $3.21 per share | 1,342,000 | - |
| | 2,449,000 | 2,833,000 |

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as disclosed in paragraph 5 below, the Group has applied the same accounting policies and methods of computation in the financial statements for the current financial year as those of the audited financial statements for the year ended 31 December 2005.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

The adoption of FRS 39 (Amendment) Financial Guarantee Contracts, effective from 1 January 2006 has resulted in the Company measuring its intra-group financial guarantees at fair value upon inception of the guarantees. These guarantees are subsequently measured at the higher of their initial fair values less cumulative amortisation and the amount that would be recognised if they were accounted for as contingent liabilities.

Previously, the financial guarantees were accounted for as contingent liabilities of the Company and were not recognised in the financial statements until the Company has incurred an obligation to make payment under the guarantee.

The revised FRS 39 requires retrospective application and did not result in material adjustments to the balance sheet of the Company at 31 December 2005 and 1 January 2006. There are also no adjustments arising from the effects of adoption on the balance sheet of the Company at 31 December 2006.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

| | Group | |
|---|---|---|
| | 2006 | 2005 |
| | cents | cents |
| Earnings per ordinary share for the financial year ended 31 December | | |
| (i) Based on weighted average number of ordinary shares in issue | 42.75 | 12.62 |
| (ii) On a fully diluted basis | 42.73 | 12.62 |

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

| | Group | | Company | |
|---|---|---|---|---|
| | 31.12.06 | 31.12.05 | 31.12.06 | 31.12.05 |
| Net asset value per ordinary share | $3.97 | $2.98 | $2.36 | $1.92 |
| Net tangible asset backing per ordinary share | $3.95 | $2.96 | $2.36 | $1.92 |

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue in 2006 increased by S$99.6 million or 20% to S$605.1 million from S$505.5 million in 2005. The increase in revenue came largely from property development with the progressive recognition of revenues from the sale of units in Twin Regency, Regency Suites and Newton Suites. Revenue from hotel operations was also higher with the inclusion of revenue from the newly acquired Negara on Claymore and the full-year revenue from the Sofitel Plaza Xiamen Hotel. Rental from property investments declined marginally, largely affected by extension works carried out to the shopping mall at Novena Square. In the absence of dividend in specie from the Group's investment in the shares of United Overseas Bank Limited, dividend income was lower.

Miscellaneous gains were lower in the absence of gain on option relating to the Exchangeable Notes. Exceptional items in 2006 included the profit of S$146.1 million from the sale of the Group's 50% interest in Clifford Development Pte Ltd and the profit of S$86.7 million from the sale of subsidiary Hotel Grand Plaza (Singapore) Pte Ltd.

The launch of the sale of the Group's residential development resulted in higher marketing and distribution expenses. Net interest expense (after taking into account interest income) increased by S$15.7 million as a result of higher borrowing cost to finance acquisitions made during the year.

The share of results of associated companies was higher, reflecting their better performance. It also includes the results of associated companies acquired during the year.

The Group's pre-tax profit in 2006 was S$406.8 million, an increase of S$257.0 million or 171% over the pre-tax profit of S$149.8 million in 2005. Excluding the exceptional items, the Group's pre-tax profit in 2006 was S$158.6 million representing a 6% increase over the comparable pre-tax profit of S$149.3 million in 2005. In 2006, the Group benefited from higher income from property developments and improved performance by its hotel operations. Group attributable profit in 2006 increased by S$239.3 million or 239% to S$339.4 million over the attributable profit of S$100.1 million in 2005.

Based on the latest independent valuation of the Group's investment properties by professional valuers, the Group's Asset Revaluation Reserve increased from S$234.6 million at end 2005 to S$429.8 million at end 2006. Reflecting higher share prices, the Group's Fair Value Reserve increased from S$356.5 million at end 2005 to S$626.3 million at end 2006. As a result, the shareholders' funds of the Group increased from S$2.36 billion as at 31 December 2005 to S$3.16 billion as at 31 December 2006. Consequently, the net tangible asset per ordinary share of the Group increased from S$2.96 as at 31 December 2005 to S$3.95 as at 31 December 2006. The Group's debt equity ratio increased marginally to 22% at 31 December 2006 from 21% as at 31 December 2005.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The economic outlook for Singapore remains positive with GDP growth forecast at between 4.5% and 6.5% for 2007. The private residential market is expected to remain buoyant, underpinned by a high level of buying interests especially in the high-end segment. Occupancy and rental rates for office space could improve further given the limited new supply while rentals for retail space should benefit from the continued economic growth. The continued buoyancy in the tourism sector in Singapore and the region will benefit our subsidiary, Hotel Plaza Limited, though the hotels in Perth, Australia and Kuala Lumpur, Malaysia will be affected by on-going conversion works.

In October 2006, a wholly-owned subsidiary, UOL Capital Investments Pte. Ltd. (formerly known as "UOL Tiong Bahru Plaza Pte Ltd"), entered into a conditional Sale and Purchase Agreement to sell its 20-storey office known as Central Plaza at Tiong Bahru Road, Singapore for a total cash consideration of $175.0 million. The sale was completed in January 2007 and the gain of $79.0 million will be reflected in the results for the financial year ending 31 December 2007.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

| | | |
|---|---|---|
| Name of dividend | : | First & Final |
| Dividend Type | : | Cash |
| Dividend Rate | : | 7.5 cents per ordinary share |
| Tax Rate | : | Not applicable (one-tier) |
| Name of dividend | : | Special |
| Dividend Type | : | Cash |
| Dividend Rate | : | 7.5 cents per ordinary share |
| Tax Rate | : | Not applicable (one-tier) |

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

| | | |
|---|---|---|
| Name of dividend | : | First & Final |
| Dividend Type | : | Cash |
| Dividend Rate | : | 7.5 cents per ordinary share (one-tier) |
| Tax Rate | : | Not applicable (one-tier) |

(c) Date payable

| | | |
|---|---|---|
| First, Final & Special | : | Subject to shareholders' approval for payment of the First, Final and Special Dividends on 17 May 2007 |

(d) Books closure date

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members will be closed from 8 May 2007 to 9 May 2007, both dates inclusive, for the preparation of dividend warrants. Duly completed transfers received by our Share Registrar, Lim Associates (Pte) Ltd, 3 Church Street, #08-01, Samsung Hub, Singapore 049483, will be accepted for registration up to close of business at 5.00 pm on 7 May 2007 will be registered to determine entitlements to the above dividends. In respect of shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the said first and final and special dividends will be paid by the Company to CDP which will in turn distribute the dividend entitlements to holders of shares in accordance with its practice.

12 If no dividend has been declared/recommended, a statement to that effect

Not applicable.

13 Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

(a)

| | Group Revenue Year ended | | Group Profit Year ended | |
|---|---|---|---|---|
| | 31.12.06 | 31.12.05 | 31.12.06 | 31.12.05 |
| | $'000 | $'000 | $'000 | $'000 |
| Business Segments | | | | |
| Property development | 169,297 | 104,411 | 32,566 | 21,048 |
| Property investments | 92,000 | 95,138 | 54,040 | 62,126 |
| Hotel operations | 300,062 | 259,576 | 42,009 | 23,400 |
| Trading, retail operations and management services | 10,823 | 11,431 | 2,764 | 1,008 |
| Investments | 32,939 | 34,926 | 32,919 | 34,888 |
| | 605,121 | 505,482 | 164,298 | 142,470 |
| Other miscellaneous gains | | | 5,115 | 25,884 |
| Exceptional items | | | 248,165 | 494 |
| Unallocated expenses | | | (5,709) | (4,792) |
| | | | 411,869 | 164,056 |
| Finance income | | | 6,634 | 13,674 |
| Finance expense | | | (25,842) | (26,694) |
| Share of results of associated companies | | | 14,138 | (1,201) |
| Profit before income tax | | | 406,799 | 149,835 |
| Income tax expense | | | (33,773) | (29,986) |
| Total profit | | | 373,026 | 119,849 |

(b)

| | Group Revenue Year ended | | Group Profit Year ended | |
|---|---|---|---|---|
| | 31.12.06 | 31.12.05 | 31.12.06 | 31.12.05 |
| | $'000 | $'000 | $'000 | $'000 |
| Geographical Segments | | | | |
| Singapore | 399,868 | 315,443 | 377,369 | 140,687 |
| Australia | 82,047 | 88,746 | 11,215 | 14,654 |
| Vietnam | 31,436 | 26,844 | 8,513 | 6,296 |
| Malaysia | 38,366 | 33,075 | 5,592 | 4,214 |
| The People's Republic of China | 47,792 | 36,640 | 9,223 | (315) |
| Myanmar | 5,612 | 4,734 | (1,043) | (1,480) |
| Others | - | - | 1,000 | - |
| | 605,121 | 505,482 | 411,869 | 164,056 |
| Finance income | | | 6,634 | 13,674 |
| Finance expense | | | (25,842) | (26,694) |
| Share of results of associated companies | | | 14,138 | (1,201) |
| Profit before income tax | | | 406,799 | 149,835 |
| Income tax expense | | | (33,773) | (29,986) |
| Total profit | | | 373,026 | 119,849 |

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to paragraph 8.

15 A breakdown of sales

| | Group | | |
|---|---|---|---|
| | For the year ended | | |
| | 31.12.06 | 31.12.05 | Increase/ (decrease) |
| | $'000 | $'000 | % |
| (a) Sales reported for first half year | 295,153 | 233,827 | 26 |
| (b) Profit after tax before deducting minority interests reported for first half year | 85,164 | 57,740 | 47 |
| (a) Sales reported for second half year | 309,968 | 271,655 | 14 |
| (b) Profit after tax before deducting minority interests reported for second half year | 287,862 | 62,109 | 363 |

16 A breakdown of total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

| | Latest Full Year | Previous Full Year |
|---|---|---|
| | ($'000) | ($'000) |
| Ordinary one-tier dividend | 59,618 | 59,492 |
| Special one-tier dividend | 59,618 | - |
| | 119,236 | 59,492 |
| Preference | - | - |
| Total : | 119,236 | 59,492 |

**CONFIRMATION BY DIRECTORS**

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the year ended 31 December 2006 to be false or misleading.

**BY ORDER OF THE BOARD**

Foo Thiam Fong Wellington
Company Secretary
16 February 2007



END